Great West Resources, Inc.
990 N. California Blvd., 8th Floor
Walnut Creek, California 94596

January 21, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Gregory Dundas

Re:	Great West Resources, Inc. Current Report on Form 8-K Filed December 16, 2014 File No. 0-25097

Ladies and Gentlemen:

The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in its comment letter dated January 9, 2015 (the "Comment Letter") relating to the Current Report on Form 8-K filed December 16, 2014 (the "Form 8-K") by Great West Resources, Inc. (the “Company”).

Changes to the Business, page 2

1.           Please provide background information as to the business reasons and circumstances for your change from "potash mining and exploration" to selling "mobile voice, data and communications services targeting government, defense industry and commercial users" where your sole officer and director, Mr. David Rector, does not have experience in the satellite telecommunications industry.

Response:

We have revised the disclosure to respond to the Staff’s comment above.

Description of Current Business, page 3

2.           Please revise to clarify what business activities the company is currently engaged in and clearly distinguish those activities which are planned for the future. It appears that under the Globalstar contracts you are continuing to provide mobile voice, data and communications services to GTC's existing customers who are serviced under those contracts. Please clarify how you are able to carry on this business with one part-time officer who has no experience in the field, a part-time consultant, and no employees.

Response:

We have revised the disclosure to respond to the Staff’s comment above.

3.            Please clarify your business plan by providing more specific information regarding the practical steps that you will need to take in order to make your business fully operational and profitable. You state on page 2 that you intend to “carry on the portion of GTC's business related to the Globalstar Contracts…,” as well as to become a reseller of equipment and services. Please explain clearly what you will need to do in order to be able to offer these services and equipment for sale and how long such preparations will take. Disclose the anticipated costs for such activities. In your risk factor section you refer to a need for significant additional capital and you describe product development as a long, expensive process. We also note your disclosure that David Rector has no experience in this industry and that you have no other employees.

Response:

We have revised the disclosure to respond to the Staff’s comment above.

4.            Disclose with greater specificity the nature of the products and services you intend to offer. You frequently refer to your "solutions," without disclosing very clearly what the specific services and products are. For example, it appears that you intend to sell satellite phones. If true, briefly explain the nature of such phones and how they differ from cell phones. When you discuss markets, explain the nature of the intended market for each product or service. Also, when you discuss competition, provide greater specificity.

Response:

    We have revised the disclosure to respond to the Staff’s comment above.

5.            Please revise to clarify what type of products you intend to sell through Amazon's website.

Response:

We have revised the disclosure to respond to the Staff’s comment above.

Employees, page 4

6.            Please disclose how many hours a week, or what percentage of his business time, David Rector plans to devote to the company's business.

Response:

We have revised the disclosure to disclose how many hours a week Mr. Rector plans to devote to the Company’s business.

Risk Factors, page 5

7.            In the introductory paragraph, please delete the reference to the possibility of risks that are currently unknown or appear immaterial, which is unnecessarily confusing.

Response:

We have revised the disclosure to delete the reference to the possibility of risks that are currently unknown or appear immaterial.

We may pursue strategic transactions in the future..., page 6

8.            Please clarify the reason why you anticipate the possibility of future transactions that could cause you to make significant changes to your business profile.

Response:

We have revised the disclosure to clarify that while we expect that we will continue to operate in the mobile satellite voice and data industry, there is no guarantee that we will not enter into a transaction that would cause us to make significant changes to our business profile.

If we fail to protect our intellectual property rights..., page 7

9.            Please revise to clarify the nature of the intellectual property rights and other proprietary rights you refer to.

Response:

We have revised the disclosure to respond to the Staff’s comment above.

Being a public company is expensive and administratively burdensome, page 8

10.            Please revise to disclose the estimated costs of being a public company.

Response:

We have revised the disclosure to disclose that our estimated costs of being a public company will be approximately $200,000 to $300,000 per year.

Because we became public by means of a reverse merger…, page 11

11.            Please revise to clarify why you refer to the current transaction as a reverse merger, although it appears to be an acquisition of assets rather than a reverse merger with a preexisting business. We also note that the company became public in 1999 by means of a Form 1OSB-12(g) filing.

Response:

The Company acknowledges and agrees the transaction is an acquisition of assets and not a reverse merger. We have eliminated the disclosure referring to the transaction as a reverse merger.

Liquidity and Capital Resources, page 14

12.            Please revise to disclose the amount of capital you anticipate that you will need to implement your business plan and continue operations.

Response:

We have revised the disclosure to read as follows:

The total cash and cash equivalents relating to the Globalstar Contracts as of September 30, 2014 was nil. In addition, there were no assets or liabilities as of September 30, 2014

We will need to raise capital to implement our business plan and continue operations for any length of time. We anticipate the Company will require approximately $250,000 during the next 12 months to implement our business plan and continue day to day operations.  We believe that the Globalstar Contracts will generate revenue immediately.  This assumes that we do not encounter any unexpected events or other circumstances that would exceed this estimate.

We are seeking alternative sources of financing, through private placement of securities and loans from our shareholders in order for us to maintain our operations. We cannot guarantee that we will be successful in raising additional cash resources for our operations nor that the financing will not be dilutive to existing shareholders.

We pay our sole officer and director David Rector $3,000 per month.  Unless the Company generates cash flows from operations or financing activities, we do not expect to increase Mr. Rector’s compensation in the foreseeable future.

13.            Please revise to clarify whether David Rector is currently receiving a salary, and if so how much; if not, disclose any plans to pay him a salary in the foreseeable future.

Response:

Please see our response to Comment No. 12 above.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ David Rector
David Rector